Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-288712

BLACKROCK LONG-TERM MUNICIPAL ADVANTAGE TRUST

BLACKROCK MUNIASSETS FUND, INC.

Important Information Regarding the Joint Proxy Statement/Prospectus, dated September 4, 2025 for BlackRock Long-Term Municipal Advantage Trust (“BTA”) and BlackRock MuniAssets Fund, Inc. (“MUA” or the “Acquiring Fund”)

The following changes are made to the Joint Proxy Statement/Prospectus:

The Section of the Joint Proxy Statement/Prospectus entitled “Voting Information and Requirements – Voting Requirement for Proposal 2: The Issuance of Acquiring Fund Common Shares” is deleted in its entirety and replaced with the following information:

 Voting Requirement for Proposal 2: The Issuance of Acquiring Fund Common Shares

Proposal	Required Approval of Shareholders

Proposal 2: The common shareholders and VRDP Holders of the Acquiring Fund are being asked to vote as a single class on a proposal to approve the issuance of additional Acquiring Fund common shares in connection with the Reorganization.

Majority of votes entitled to be cast present at the Special Meeting or represented by proxy

All other references in the Joint Proxy Statement/Prospectus and the accompanying exhibits referencing the vote requirement for shareholders to approve Proposal 2 are hereby revised and restated to reflect the vote requirement stated in the table above.